Exhibit 99.1

Titan Medical Announces Intellectual Property Portfolio Expansion with Issuance of Robotic Surgery Patents Related to Camera and System Control

TORONTO--(BUSINESS WIRE)--September 17, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of single-port robotic surgical technologies, announces that it has recently been issued two U.S. patents, increasing its global intellectual property portfolio to 58 issued patents and 84 patent applications. The Company has also received notices of allowance in 17 other patent applications and accordingly anticipates their issuance in the coming months.

Included in the recent patent issuances is U.S. Patent No. 10,772,703 titled “Methods and apparatuses for positioning a camera of a surgical robotic system to capture images inside a body cavity of a patient during a medical procedure” and U.S. Patent No. 10,758,311 titled “Hand controller apparatus for gesture control and shared input control in a robotic surgery system.” The ‘703 patent is directed at the autonomous positioning of a camera in response to the location of a surgical instrument while the ‘311 patent is directed at a novel robotic hand controller with an integrated gesture control pad used to control one or more robotic functions, including camera control. The notices of allowance cover various aspects of robotic surgery instrumentation, autonomous error correction, imaging sensors, visual illumination, graphical user interfaces and sterile barriers, and include a range of countries and regions including the United States, Europe, China, Japan, Australia and Canada.

“I commend Jasminder Brar, our Vice President of Legal, IP and Strategic Initiatives, for his leadership and foresight in formulating an intellectual property strategy that continues to create significant value for Titan’s stakeholders. As evidenced by our recent strategic announcements, intellectual property is fundamental to Titan’s success, providing a foundation to product commercialization, mitigating against certain risks, protecting the company’s innovations and facilitating value creation,” said David McNally, President and CEO of Titan Medical Inc. “While we are always excited to obtain new patents and allowances, the issuance of these recent patents is especially exciting as they relate to human-machine interaction, an area where we have paid special attention in advancing the ergonomic friendliness of medical robotics based on feedback from surgeons.”

The Company is also excited to share that Mr. Brar has been recognized by Intellectual Asset Management (IAM) as a global IP strategy leader and value creator for the sixth consecutive year, having been named in the latest edition of IAM Strategy 300: The World’s Leading IP Strategists. The IAM Strategy 300 guide is available at www.iam-media.com/directories/strategy300.

About Titan

Titan Medical Inc. is focused on robotic-assisted technologies for application in minimally invasive surgery (“MIS”). Titan is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision systems and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an ergonomic interface to the patient cart and a 3D high-definition endoscopic view of the MIS procedure. Titan intends to initially pursue gynecologic surgical indications for use with its single-port robotic surgical system.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
+1-416-548-7522
stephen@titanmedicalinc.com